CLASS B SHARES EXHIBIT
                                     TO
                             MULTIPLE CLASS PLAN


     This Exhibit to the Multiple Class Plan (the "Plan") is hereby adopted by the Companies on whose behalf it is executed as of the date stated hereinbelow, pursuant to Sections 2, 3, 4, and 5 of the Plan with regard to the Class B Shares of the Company.

1.  SEPARATE ARRANGEMENTS

   DISTRIBUTION ARRANGEMENTS
   Class B Shares may be purchased through financial institutions (such as banks or investment dealers) which have a sales agreement with the distributor or directly from the distributor, Federated Securities Corp.

   CHANNEL/TARGET CUSTOMERS
   Class B Shares are designed for individuals as a convenient means of accumulating an interest in a professionally managed, diversified portfolio of common stocks and other securities of high quality companies.

   SALES LOAD
   Class B Shares are sold without an initial sales load, but are subject to a contingent deferred sales charge of up to 5.50% if redeemed within six full years following purchase..


   DISTRIBUTION FEES
   0.75 of 1% of the average daily net asset value of the Class B Shares

   SERVICES OFFERED TO SHAREHOLDERS


Class B Shares Exhibit                                Page 2
to Multiple Class Plan
   Personal services and account-level recordkeeping

   SHAREHOLDER SERVICES FEES
   0.25 of 1% of the average daily net asset value of the Class B Shares

   MINIMUM INVESTMENTS
   The minimum initial investment in Class B Shares is $1,500. Subsequent investments must be in amounts of at least $100. The minimum initial and subsequent investment for retirement plans is only $50.

   VOTING RIGHTS
   Each Share gives the shareholder one vote in Director/Trustee elections and other matters submitted to shareholders of the entire corporation/trust for vote. All shares of each portfolio or class in the Fund have equal voting rights, except that only shares of that particular portfolio or Class are entitled to vote in matters affecting that portfolio or class.

2. EXPENSE ALLOCATION

   DISTRIBUTION FEES
   Class B Shares will pay a fee to the distributor in an amount computed at an annual rate of 0.75 of 1% of the average daily net assets of Class B Shares.

   SHAREHOLDER SERVICE FEES
   Class B Shares will pay up to 0.25 of 1% of the average daily net assets of Class B Shares.

3. CONVERSION FEATURES


Class B Shares Exhibit                                Page 3
to Multiple Class Plan

   Class B Shares will automatically convert into Class A Shares on or around the fifteenth of the month eight full years after the purchase date. Class B Shares acquired by exchange from Class B Shares of another fund in the Liberty Family of Funds will convert into Class A Shares based on the time of the initial purchase. Orders for $250,000 or more of Class B Shares will automatically be invested in Class A Shares.

4. EXCHANGE FEATURES

   Class B Shares of any portfolio may be exchanged for Class B Shares of other members of the Liberty Family of Funds at net asset value without being assessed a contingent deferred sales charge on the exchange Shares.

          IN WITNESS WHEREOF, this Class Exhibit has been executed on behalf of the Multiple Class Companies listed below by their duly-authorized officer(s) as of the date(s) set forth below.


                                   By:S. Elliott Cohan

                                   Title:Assistant Secretary